082-0123α

N E S T L É S.A.



08003601

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

27th June 2008
SG/YPB/jms

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

♦ Copy of 2 management transactions as published on 27th June on the SWX Swiss Exchange Internet Site.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2514, mailto: yvesphilippe.bloch@nestle.com) should you have any questions.

Yours sincerely,

Yves Philippe Bloch
Corporate Secretary

Encl.

SWX Swiss Exchange - Annonces publiées relatives aux transactions du management

DEUTSCH ENG...

SUR NOUS   SFMS   COLLABORATEURS   ÉVÉNEME...

PARTICIPANTS   ÉMETTEURS   SWX MARKETPUL...

Admission

ÉMISSION NÉGOCE BOURSIER   CLEARING & SETTLEMENT   DONNÉES DU MARCHÉ   INFORMATIONS

Annonces publiées relatives aux transactions du management

Les informations relatives aux transactions du management détaillées ci-dessous ont été adressées à la SWX par les émetteurs cotés. La SWX décline toute responsabilité quant à l'exhaustivité, l'exactitude ou l'actualité de ces données. Veuillez lire notre disclaimer.

Les sociétés dont les titres sont admis au négoce sur le «Segment SWX Compatible UE» doivent s'acquitter des obligations prévues dans le cadre du maintien de la cotation à l'art. 23 du Règlement complémentaire de cotation au segment «Compatible UE» de la SWX. C'est pourquoi il est possible qu'elles n'annoncent pas les transactions du management selon l'art. 74a RC mais selon le droit européen mis en œuvre dans un Etat membre de l'UE. Dans ce dernier cas, les transactions effectuées par le management n'apparaissent pas sur ce site Internet.

Une source additionelle pour les déclarations actualisé en cours de journée est fourni par un 🔊 flux RSS.

Transactions du [juin 2008 ▾]   au   [juin 2008 ▾]

Emetteur: [Nestlé]   ☐ Annonces corrigées incluses

Rechercher et trier: [par date]   [par émetteur]   [par montant 321]   [par montant 123]

Nombre d'annonces trouvées: **4**

Emetteur	**Nestlé AG**
Date de la transaction	**25.06.2008** par un membre non-exécutif du conseil d'administration
Type de transaction	**Aliénation de 7'000 titres** pour un montant total de **CHF 3'295'250.00** (soit CHF 470.75 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0012056047
Détails de transaction	The proceeds of this sale were used to purchase a structured product based on the Nestlé S.A. share in the

HOME

⊞ Cotation
⊞ Admission au négoce
⊟ Maintien de la cotation
⊞ Devoirs d'annonce
⊞ Publicité évenementielle
⊞ Etablissement des comptes
⊞ Publicité des participations
   Corporate Governance
⊟ **Transactions du management**
   Origine
   Fondement juridique
⊞ Reporting Engine
   Annonces publiées
   Privacy Statement
   Contact
   Contact
⊞ Conseillers
⊞ Organisation de l'admission
⊞ Réglementation
⊞ Sanctions
   Accords
   Tarif
   SWX Europe
⊞ Publications
   Contact




SWX SWISS EXCHANGE

http://www.swx.com/admission/being_public/mtrans/publication_fr.html

27.06.2008

SWX Swiss Exchange - Annonces publiées relatives aux transactions du management

supplémentaires	same amount.
Emetteur	**Nestlé AG**
Date de la transaction	**25.06.2008** par un membre non-exécutif du conseil d'administration
Type de transaction	**Acquisition de 7'000 titres** pour un montant total de **CHF 3'295'250.00** (soit CHF 470.75 / titre)
Catégorie du titre	Autres
ISIN	CH0043143467
Conditions du produit	UBS Speeder
Détails de transaction supplémentaires	The purchase of this product was financed by the sale of 7'000 Nestlé S.A. shares in the same amount.
Emetteur	**Nestlé AG**
Date de la transaction	**09.06.2008** par un membre non-exécutif du conseil d'administration
Type de transaction	**Aliénation de 1'000 titres** pour un montant total de **CHF 520'000.00** (soit CHF 520.00 / titre)
Catégorie du titre	Option Call
ISIN	CH0012056047
Conditions du produit	Call Nestlé S.A. CHF 520 22-Sept-2008 / 1 Call / 10 shares
Détails de transaction supplémentaires	Call Options written by the Non-Executive Board Member
Emetteur	**Nestlé AG**
Date de la transaction	**09.06.2008** par un membre non-exécutif du conseil d'administration
Type de transaction	**Aliénation de 1'000 titres** pour un montant total de **CHF 515'500.00** (soit CHF 515.50 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0012056047

CONTACT   RECHERCHE   SITEMAP   DISCLAIMER   IMPRIMER   ©SWX SWISS EXCHANGE

